Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippine Stock Exchange and Philippine Dealing & Exchange Corporation regarding a press release entitled “PLDT Group announces second closing under landmark sale and leaseback towers deal”.

August 1, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 16-1 and 4-31 in relation to a press release entitled “PLDT Group announces second closing under landmark sale and leaseback towers deal”. We have attached a copy of the press release to the aforementioned forms.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 1, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 16-1 – Update on Corporate Actions/

Material Transactions/Agreements

References: SRC Rule 17 (SEC Form 17-C) and

Section 16 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group announces second closing under landmark sale and leaseback towers deal
Background/Description of the Disclosure

August 1, 2022  –  PLDT Inc., the country’s largest integrated telco, is pleased to announce another transaction milestone in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on April 19th, 2022.

Second closing of the transaction was achieved today with the completion of the sale of 1,013 telecom towers.  A corresponding cash consideration of PHP 13.2 billion was received by the Group.

This event follows the first closing attained on June 1st covering 3,012 telecom towers with a consideration of PHP 39.2 billion having been paid to the Group. Out of the 5,907 telecom towers subject to the sale, the Group has to date completed the sale of 4,025 telecom towers representing 68% of the towers portfolio subject to the sale.

Other Relevant Information
PLDT anticipates additional closings over the next few months based on number of towers being transferred, with final closing expected by Q4 2022. Please refer to the attached Press Release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and

Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “PLDT Group announces second closing under landmark sale and leaseback towers deal”
Background/Description of the Disclosure

August 1, 2022  –  PLDT Inc., the country’s largest integrated telco, is pleased to announce another transaction milestone in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on April 19th, 2022.

Second closing of the transaction was achieved today with the completion of the sale of 1,013 telecom towers.  A corresponding cash consideration of PHP 13.2 billion was received by the Group.

This event follows the first closing attained on June 1st covering 3,012 telecom towers with a consideration of PHP 39.2 billion having been paid to the Group. Out of the 5,907 telecom towers subject to the sale, the Group has to date completed the sale of 4,025 telecom towers representing 68% of the towers portfolio subject to the sale.

Other Relevant Information
PLDT anticipates additional closings over the next few months based on number of towers being transferred, with final closing expected by Q4 2022. Please refer to attached Press Release.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 1, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT Group announces second closing under landmark sale and leaseback towers deal”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 1, 2022

PLDT Group announces second closing
under landmark sale and leaseback towers deal

   MANILA, August 1, 2022 – PLDT, Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), the country’s largest integrated telco, is pleased to announce another transaction milestone in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure for PHP 77 billion announced on April 19th, 2022.

Second closing of the transaction was achieved today with the completion of the sale of 1,013 telecom towers.  A corresponding cash consideration of PHP 13.2 billion was received by the Group.

This event follows the first closing attained on June 1st covering 3,012 telecom towers with a consideration of PHP 39.2 billion having been paid to the Group. Out of the 5,907 telecom towers subject to the sale, the Group has to date completed the sale of 4,025 telecom towers representing 68% of the towers portfolio subject to the sale.

PLDT anticipates additional closings over the next few months based on number of towers being transferred, with final closing expected by Q4 2022.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  August 1, 2022